April 24, 2024

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bassett Furniture Industries, Inc. Form 10-K for Fiscal Year Ended November 25, 2023 File No. 000-00209

To Whom It May Concern:

We have received your letter dated April 10, 2024 providing comments on our Form 10-K for the year ended November 25, 2023. We appreciate your comments and accept them as an opportunity to further enhance our disclosures and improve the information we provide to the readers of our financial statements.

In connection with responding to your comments, we hereby acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of your comments has been repeated below (in bold type) with our response directly after it.

FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 25, 2023

(All response amounts in thousands, unless otherwise specified)

19. Segment Information, page 58

1.

We note your disclosures regarding your new reportable segment "Corporate and other" on pages 3, 14, and 58 which includes other business activities that you aggregate with your other insignificant operating segment. We further note your disclosure that Noa Home does not meet the requirements to be a separate reportable segment. Please tell us how you concluded these corporate business activities are a reportable segment under ASC 280-10-50-1 and that also qualifies for aggregation. Additionally, refer to the guidance in ASC 280-10-55-3 and 4.

Response: We note that the description of our reportable segments in our Form 10-K for the fiscal year ended November 25, 2023 states that we have “three reportable segments” which included Wholesale, Retail – Company-owned stores, and Corporate and other. Corporate and other consisted of:

1.	Our corporate level activity, as described in footnote 19 of our 10-K, which does not constitute an operating segment and

2.	The operations of Noa Home, Inc. (“Noa Home”), an operating segment that does not meet the quantitative thresholds set forth in ASC 280-10-50-12 to require reporting as a separate reportable segment.

In future filings, we will revise our disclosure to state that we have two reportable segments (Wholesale and Retail – Company-owned stores) and will present Corporate and other as an all-other reconciling category in accordance with ASC 280-10-50-15. We will clarify that all sales revenue reported under the Corporate and other category is attributable to Noa Home. We will also include the statement in future filings that none of the operating segments included in Corporate and other meet the requirements of reportable segments.

2.

We note your reconciliation of income (loss) from continuing operations to consolidated income (loss) from operations. Please revise to reconcile the total of the reportable segments’ measures of profit or loss to consolidated income before income taxes, extraordinary items, and discontinued operations. Refer to ASC 280-10-50-30b and ASC 280-10-55-49.

Response: In future filings, we will show a reconciliation of reportable segments’ measures of profit or loss to consolidated income before income taxes, extraordinary items, and discontinued operations instead of the current presentation of a reconciliation to consolidated income (loss) from operations.

General

3.

We note your 2023 Annual Report to Security Holders filed on February 5, 2024. We further note your disclosures of several non-GAAP financial measures including adjusted income from operations, adjusted net income, and adjusted diluted income per share. Please revise in future filings to comply with all non-GAAP rules, including, but not limited to, a reconciliation to the most directly comparable GAAP measures.

Response: In future filings of our Annual Report to Security Holders, we will comply with all non-GAAP rules and provide reconciliations of any non-GAAP financial measures to the most directly comparable GAAP measures.

Sincerely, /s/ J. Michael Daniel J. Michael Daniel Sr. Vice President and Chief Financial Officer